

14042036

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
NOV 28 2014
REGISTRATIONS BRANCH
17

SEC FILE NUMBER

8-53064

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___10/01/13___ AND ENDING ___09/30/14___
                                                MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MetLife Investors Distribution Company

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

1095 Avenue of the Americas
_____
(No. and Street)

New York   NY   10036
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
John G. Martinez   813-983-5366
                                                        (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
_____
(Name – if individual, state last, first, middle name)

201 E. Kennedy Blvd, Suite 1200   Tampa   FL   33602
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

    ☒ Certified Public Accountant

    ☐ Public Accountant

    ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)



OATH OR AFFIRMATION

I, John G. Martinez _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
MetLife Investors Distribution Company _____ , as
of September 30 _____, 20 14 ____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

Subscribed and sworn to before me
on the _24_ day of November, 2014

_____
Signature

VP & Financial and Operations Principal
Title

_____
Notary Public

BARBARA R. OSBORN
MY COMMISSION # EE 149243
EXPIRES: March 24, 2016
Bonded Thru Notary Public Underwriters

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.(not required)
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report. (filed separately)
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

METLIFE INVESTORS DISTRIBUTION COMPANY
(SEC. I.D. No. 8-53064)

STATEMENT OF FINANCIAL CONDITION
AS OF SEPTEMBER 30, 2014
AND
REPQRT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

****

Deloitte.

Deloitte & Touche LLP
Certified Public Accountants
Suite 1200
201 E. Kennedy Boulevard
Tampa, FL 33602-5827
USA

Tel: +1 813 273 8300
Fax: +1 813 229 7698
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
MetLife Investors Distribution Company

We have audited the accompanying statement of financial condition of MetLife Investors Distribution Company (the "Company"), an indirect wholly-owned subsidiary of MetLife, Inc. ("MetLife"), as of September 30, 2014 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statement presents fairly, in all material respects, the financial position of MetLife Investors Distribution Company as of September 30, 2014 in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Portions of the accompanying financial statement have been prepared from the separate records maintained by MetLife and may not necessarily be indicative of the conditions that would have existed if the Company had been operated as an unaffiliated company. Portions of certain income and expenses represent allocations made from home-office items applicable to the Company as a whole.

Deloitte & Touche LLP

November 24, 2014

Member of
Deloitte Touche Tohmatsu Limited

METLIFE INVESTORS DISTRIBUTION COMPANY

STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2014

ASSETS

Cash and cash equivalents	$ 18,739,182
Concessions receivable	98,842,728
Mutual fund fee receivable	31,083,999
Secured demand note receivable	15,000,000
Other assets	1,068,910
TOTAL ASSETS	$164,734,819

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Commissions payable	$ 97,820,323
Due to affiliates	28,127,482
Accrued expenses and other liabilities	3,374,322
Note payable under subordinated secured demand note collateral agreement	15,000,000
Total liabilities	144,322,127
STOCKHOLDER'S EQUITY:	
Common stock, no par value; authorized 30,000 shares; issued and outstanding 25,000 shares	100,000
Additional paid-in capital	6,374,363
Retained earnings	13,938,329
Total stockholder's equity	20,412,692
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$164,734,819

See notes to statement of financial condition.

1. ORGANIZATION

MetLife Investors Distribution Company (the "Company") is a wholly owned subsidiary of MetLife Investors Group, Inc., which is a wholly owned subsidiary of MetLife, Inc. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 (the "1934 Act"), and is a member of the Financial Industry Regulatory Authority ("FINRA"). "MetLife" as used in these Notes refers to MetLife, Inc., a Delaware Corporation, and its subsidiaries (other than the Company).

The Company facilitates the offerings of MetLife variable annuity and variable life products ("Variable Products") to the marketplace as a wholesale broker-dealer by entering into distribution agreements with other broker-dealers. In addition, the Company is the underwriter for the MetLife Variable Products.

In connection with the sale of Variable Products, the Company receives fees from the Met Investors Series Trust, the Metropolitan Series Fund, Inc. (collectively the "Trusts") and non-proprietary mutual funds under Rule 12b-1 of the Investment Company Act of 1940. The 12b-1 fees are generated from distribution and marketing services rendered on behalf of mutual funds that participate in Variable Products as outlined in their individual participation or service agreements.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation -- The statement of financial condition has been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates -- The preparation of the statement of financial condition in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the statement of financial condition.

Cash and Cash Equivalents -- Cash and cash equivalents consist of cash and highly liquid investments with maturities, when purchased, of three months or less. Included in cash equivalents are $18,729,182 of money market funds. Substantially all the remaining balance is cash on deposit with a bank.

Fair Value -- Certain assets and liabilities are measured at estimated fair value in the Company's statement of financial condition. In addition, the notes to the statement of financial condition include further disclosures of estimated fair values. The Company defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. In most cases, the exit price and the transaction (or entry) price will be the same at initial recognition.

Subsequent to initial recognition, fair values are based on unadjusted quoted prices for identical assets or liabilities in active markets that are readily and regularly obtainable. When such quoted prices are not available, fair values are based on quoted prices in markets that are not active, quoted prices for similar but not identical assets or liabilities, or other observable inputs. If these inputs are not available, or observable inputs are not determinative, unobservable inputs and/or adjustments to observable inputs requiring management judgment are used to determine the fair value of assets and liabilities.

Fair Value of Financial Instruments – Substantially all of the Company's financial assets and liabilities are carried at fair value or amounts that approximate fair value. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three levels. Level 1 inputs are unadjusted quoted prices available in active markets as of the reporting date. Level 2 inputs are either directly or indirectly observable as of the reporting date, where fair value is determined through the use of models or other valuation methodologies. Level 3 inputs are unobservable, include situations where there is little, if any, market activity for the investment, and require significant management judgment or estimation. At September 30, 2014, money market funds included in cash and cash equivalents are categorized in Level 1.

Revenue Recognition – Commission revenue and commission expense on Variable Product transactions are recorded on an accrual basis. Mutual fund fees are accrued based on the level of assets invested in the mutual fund.

Income Taxes – The Company is a member of the consolidated federal income tax group established by MetLife for its wholly owned subsidiaries and participates in a tax sharing agreement with MetLife. As a result, the Company's income and deductions are included in the consolidated return and any computed federal income taxes payable or receivable are due to or from MetLife. MetLife allocates income tax expenses or benefits to members of the consolidated group based on each subsidiary's contribution to consolidated taxable income or loss using the statutory rate applicable to the consolidated group.

The Company also files tax returns with various state taxing agencies, both on a stand-alone and combined basis with various MetLife subsidiaries. As a result, the Company's state income taxes payable or receivable are due to or from various state taxing agencies or such MetLife subsidiaries.

The Company recognizes deferred tax assets and liabilities based upon the difference between the financial statement and tax basis of assets and liabilities using the enacted tax rates in effect for the year in which the differences are expected to reverse if future realization of the tax benefit is more likely than not. A valuation allowance is recorded for the portion, if any, that is not likely to be realized.

The Company will continue to review any conclusions reached regarding uncertain tax positions which may be subject to review and adjustment at a later date based on on-going analysis of tax laws, regulations and interpretations thereof.

3. RELATED PARTY TRANSACTIONS

The Company earns concessions from affiliated insurance companies for sales of certain Variable Products equal to the Company's expenses incurred related to the sales of such products. At September 30, 2014, the Company had accrued concessions receivable from affiliates of $98,442,728, accrued commissions payable to affiliated broker-dealers of $34,554,210 and accrued overhead charges of $1,022,405 included in due to affiliates.

The Company receives 12b-1 fees from the Trusts and unaffiliated mutual funds whose shares serve as investment options of policyholders of the Company's affiliated insurance companies. At September 30, 2014, mutual fund fee receivable included $28,787,335 due from the Trusts. The Company pays a fee to MetLife for administrative and recordkeeping services related to such products.

MetLife provides services and support functions, including, but not limited to, payroll, legal, compliance and other general corporate services and charges the Company its allocated portion of such costs. In addition, MetLife disburses compensation and other amounts on behalf of the Company, for which the Company reimburses MetLife.

Due to affiliates includes amounts due to MetLife for allocated services and support functions, and amounts disbursed by MetLife on behalf of the Company.

4. REGULATORY REQUIREMENTS

As a broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule ("Rule 15c3-1") under the 1934 Act which requires the maintenance of minimum net capital, as defined. Effective April 24, 2014, the Company elected to change its method of calculating net capital from the aggregate indebtedness method to the alternative method permitted by Rule 15c3-1, which defines the Company's minimum net capital as the greater of 2% of aggregate debit balances arising from customer transactions pursuant to Rule 15c3-3 under the 1934 Act, or $250,000. At September 30, 2014, the Company had net capital of $13,143,067 which was $12,893,067 in excess of the requirement of $250,000.

The Company carries no customer accounts and receives no customer funds or securities. Accordingly, the Company is exempt from Rule 15c3-3 under the 1934 Act pursuant to section (k)(1) of the rule.

5. INCOME TAXES

The income tax expense differs from the amount determined by applying the 35% U.S. statutory federal income tax rate to pretax income due primarily to state taxes.

The deferred tax asset related to state net operating loss carryforwards is entirely offset by a state deferred tax asset valuation allowance of $170,926 at September 30, 2014, representing an $8,654 decrease in the valuation allowance for the year ended September 30, 2014.

As of September 30, 2014, the Company had state net operating loss carryforwards of $2,003,230 which begin to expire in 2014.

The federal and state tax returns for tax years 2003 through 2013 are still subject to examination.

6. SECURED DEMAND NOTES

The Company is a party to a Secured Demand Note Collateral Agreement ("SDN") with MetLife Insurance Company U.S.A. ("MetLife USA."), formerly MetLife Insurance Company of Connecticut, pursuant to which MetLife USA transferred securities to the Company to collateralize MetLife USA's obligation to lend $15 million to the Company. The SDN is scheduled to mature on April 30, 2015.

At September 30, 2014 the collateral for the outstanding SDN consisted of U.S. Government and U.S. Government Agency securities with a fair value approximating $23.3 million. The Company has not exercised its right to sell or repledge the collateral.

The SDN provides the Company with additional regulatory capital toward meeting the minimum net capital requirement under Rule 15c3-1, subject to the rule's "Debt-Equity Ratio" requirements which limits to 90 days the period of time that the percentage of regulatory capital which a broker-dealer obtains through the use of certain SDNs can exceed 70%. At September 30, 2014, the Company's Debt-Equity Ratio was 42%.

The corresponding liability "Note payable under subordinated secured demand note collateral agreement" is subordinate to the claims of the general creditors. To the extent that the subordinated borrowing is required for the Company's continued compliance with the minimum net capital requirements under Rule 15c3-1, it may not be repaid.

7. SUBSEQUENT EVENTS

The Company evaluated the recognition and disclosure of subsequent events through the date the September 30, 2014 statement of financial condition of the Company was issued.

* * * * *